Exhibit 99.1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Enerplus Resources Fund is responsible for establishing and maintaining adequate internal control over financial reporting for the Fund. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2006, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management’s assessment of the effectiveness of the Fund’s internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, the Fund’s Independent Registered Chartered Accountants, who also audited the Fund’s Consolidated Financial Statements for the year ended December 31, 2006.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Unitholders of Enerplus Resources Fund:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Enerplus Resources Fund and subsidiaries (the “Fund”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Fund's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Fund's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Fund maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Fund maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Fund, and our report dated February 21, 2007 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 21, 2007	“signed”

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

In management’s opinion, the accompanying consolidated financial statements of Enerplus Resources Fund (the “Fund”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 21, 2007. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Chartered Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Chartered Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Fund.

“signed”	“signed”
Gordon J. Kerr	Robert J. Waters
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
February 21, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Unitholders of Enerplus Resources Fund:

We have audited the accompanying consolidated balance sheets of Enerplus Resources Fund and subsidiaries (the “Fund”) as of December 31, 2006 and 2005, and the related consolidated statements of income, accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Resources Fund and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Fund’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Fund's internal control over financial reporting and an unqualified opinion on the effectiveness of the Fund's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 21, 2007	“signed”

CONSOLIDATED BALANCE SHEETS

As at December 31 (CDN$ thousands)	2006	2005
Assets
Current assets
Cash	$124	$10,093
Accounts receivable	175,454	170,623
Deferred financial assets (Note 2)	23,612	49,874
Other current (Note 10)	6,715	26,751
	205,905	257,341
Property, plant and equipment (Note 3)	3,726,097	3,650,327
Goodwill (Note 6)	221,578	221,234
Other assets (Notes 7 and 10)	50,224	1,721
	$4,203,804	$4,130,623
Liabilities
Current liabilities
Accounts payable	$284,286	$316,875
Distributions payable to unitholders	51,723	49,367
Deferred credits (Note 2)	-	57,368
	336,009	423,610
Long-term debt (Note 7)	679,774	659,918
Future income taxes (Note 9)	331,340	442,970
Asset retirement obligations (Note 4)	123,619	110,606
	1,134,733	1,213,494
Equity
Unitholders’ capital (Note 8)
Trust Units
Authorized: Unlimited
Issued and Outstanding: 2006 - 123,150,820
2005 - 117,539,331	3,713,126	3,410,614
Accumulated deficit	(971,085)	(901,527)
Cumulative translation adjustment (Note 1(j))	(8,979)	(15,568)
	2,733,062	2,493,519
	$4,203,804	$4,130,623

Signed on behalf of the Board of Directors:

“signed”	“signed”

Douglas R. Martin	Robert L. Normand
Director	Director

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT

For the year ended December 31 (CDN$ thousands)	2006	2005

Accumulated income, beginning of year	$1,408,178	$976,137
Net income	544,782	432,041
Accumulated income, end of year	$1,952,960	$1,408,178

Accumulated cash distributions, beginning of year	$(2,309,705)	$(1,811,500)
Cash distributions	(614,340)	(498,205)
Accumulated cash distributions, end of year	$(2,924,045)	$(2,309,705)

Accumulated deficit, end of year	$(971,085)	$(901,527)

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (CDN$ thousands except per trust unit amounts)	2006	2005
Revenues
Oil and gas sales	$1,595,324	$1,550,569
Royalties	(293,161)	(296,983)
Derivative instruments (Notes 2 and 10)
Financial contracts - qualified hedges	-	(27,256)
Other financial contracts	(3,226)	(82,664)
Other income	2,465	11,064
	1,301,402	1,154,730
Expenses
Operating	251,239	216,808
General and administrative (Note 8(b))	59,937	40,375
Transportation	22,611	26,915
Interest on long-term debt (Note 7)	32,168	25,791
Foreign exchange (gain)/loss	(528)	1,677
Depletion, depreciation, amortization and accretion	481,598	386,545
	847,025	698,111
Income before taxes	454,377	456,619
Capital taxes	3,393	6,486
Current taxes	18,236	2,764
Future income tax (recovery)/expense (Note 9)	(112,034)	15,328
Net Income	$544,782	$432,041
Net income per trust unit
Basic	$4.48	$3.96
Diluted	$4.47	$3.95
Weighted average number of trust units outstanding (thousands)
Basic	121,588	109,083
Diluted	121,858	109,371

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (CDN$ thousands)	2006	2005
Operating Activities
Net income	$544,782	$432,041
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	481,598	386,545
Non-cash financial contracts (Note 2)	(31,106)	(32,679)
Non-cash foreign exchange	(32)	(2,036)
Unit based compensation (Note 8)	6,323	3,040
Future income tax (Note 9)	(112,034)	15,328
Asset retirement obligations settled (Note 4)	(11,514)	(7,829)
	878,017	794,410
Increase in non-cash operating working capital	(14,321)	(19,777)
Cash flow from operating activities	863,696	774,633

Financing Activities
Issue of trust units, net of issue costs (Note 8)	296,189	507,209
Cash distributions to unitholders	(614,340)	(498,205)
Increase in bank credit facilities (Note 7)	19,888	76,963
Decrease in non-cash financing working capital	2,356	12,924
Cash flow from financing activities	(295,907)	98,891

Investing Activities
Capital expenditures	(496,201)	(373,032)
Property acquisitions (Note 5)	(51,313)	(123,896)
Property dispositions	1,599	66,511
Corporate acquisitions, net of cash acquired (Note 6)	-	(483,014)
Purchase of investments	(29,172)	-
(Increase)/Decrease in non-cash investing working capital	(3,535)	51,045
Cash flow from investing activities	(578,622)	(862,386)

Effect of exchange rate changes on cash	864	(1,045)
Change in cash	(9,969)	10,093
Cash, beginning of year	10,093	-
Cash, end of year	$124	$10,093

Supplementary Cash Flow Information
Cash income taxes paid	$14,060	$2,669
Cash interest paid	$34,924	$24,220

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Enerplus Resources Fund (“Enerplus” or the “Fund”) prepares the financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation between Canadian GAAP and United States of America GAAP is disclosed in Note 14. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a) Organization and Basis of Accounting

The Fund is an open-end investment trust created under the laws of the Province of Alberta operating pursuant to the Amended and Restated Trust Indenture between EnerMark Inc. (the Fund’s wholly-owned subsidiary), Enerplus Resources Corporation (“ERC”) and CIBC Mellon Trust Company as Trustee. The beneficiaries of the Fund (the “unitholders”) are holders of the trust units issued by the Fund. As a trust under the Income Tax Act (Canada), Enerplus is limited to holding and administering permitted investments and making distributions to the unitholders.

The Fund’s financial statements include the accounts of the Fund and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated. Many of the Fund’s production activities are conducted through joint ventures and the financial statements reflect only the Fund’s proportionate interest in such activities.

(b) Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Fund to its customers based on volumes delivered and contractual delivery points and price. A portion of the properties acquired through the March 5, 2003 acquisition of PCC Energy Inc. and PCC Energy Corp. are subject to a royalty arrangement with a private company that is structured as a net profits interest. The results from operations included in the Fund's consolidated financial statements for these properties are reduced for this net profits interest.

(c) Property, Plant and Equipment (“PP&E”)

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized on a country by country cost centre basis. Such costs include land acquisition, geological, geophysical, drilling costs for productive and non-productive wells, facilities and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

(d) Impairment Test

A limit is placed on the aggregate carrying value of PP&E (the “impairment test”). The Fund performs an impairment test on a country by country basis. An impairment loss exists when the carrying amount of the country’s PP&E exceeds the estimated undiscounted future net cash flows associated with the country’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the country’s proved and probable reserves are charged to income.

(e) Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas assets is calculated on a country by country basis using the unit-of-production method, based on the country’s share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf = 1 bbl, reflecting the approximate relative energy content.

(f) Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair values of the Canadian and U.S. reporting units are compared to their respective book values. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities as if they had been acquired in a business combination for a purchase price equal to their fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

(g) Asset Retirement Obligations

The Fund recognizes as a liability the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. The Fund estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

(h) Income Taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on Canadian income that is not distributed or distributable to the Fund’s unitholders. In the Trust structure, payments made between the Canadian operating entities and the Fund, ultimately transfers both income and future income tax liability to the unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered over time through these payments. As the Canadian operating entities transfer all of their Canadian taxable income to the Fund, no provision for current Canadian income tax has been made by any Canadian operating entity.

The U.S. operating entity is subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations. Repatriation of funds from U.S. operations will also be subject to applicable withholding taxes as required under U.S. tax law. A provision has been setup to reflect these current U.S. income taxes.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the financial statements of the Fund’s corporate subsidiaries and their respective tax bases, using substantively enacted income tax rates. The effect of a change in these income tax rates on future income tax liabilities and assets is recognized in income during the period that the change occurs.

(i) Financial Instruments

The Fund is exposed to market risks resulting from fluctuations in commodity prices and interest rates in the normal course of operations. The Fund uses various types of financial instruments to manage these market risks. Prior to December 31, 2005, the Fund designated certain commodity contracts and interest rate swaps as qualified hedges. Effective December 31, 2005, the Fund elected to stop designating commodity contracts as qualified hedges. The fair value of the former commodity hedges has been recorded as a financial liability with an offset to deferred financial assets. The deferred financial asset will be amortized over the remaining lives of the associated financial contracts. The fair value of the financial liability will be determined at each period end with any resulting change in fair value being taken into income in that period.

The gain or loss in fair value of all financial contracts that had not previously qualified for hedge accounting are taken into income during the period of change and charged to deferred credits or deferred financial assets on the balance sheet.

Proceeds or costs realized from holding interest rate swaps are recognized at the time each transaction under a contract is settled and is recorded in interest expense. The Fund has designated the interest rate swaps as qualified hedges and these swaps are evaluated quarterly to ensure they effectively hedge the underlying interest rate.

(j) Foreign Currency Translation

The Fund’s U.S. operations are self-sustaining. Assets and liabilities of these operations are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the cumulative translation adjustment as part of unitholders’ equity.

Other monetary assets and liabilities, not related to the Fund’s U.S. operations, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. The other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expenses are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

(k) Unit Based Compensation

The Fund uses the fair value method of accounting for the trust unit rights incentive plan. Under this method, the fair value of the rights is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders’ capital.

2. DEFERRED FINANCIAL ASSETS AND DEFERRED CREDITS

The deferred financial assets of $23,612,000 at December 31, 2006 consist of the fair value of the financial instruments of $49,268,000 less the related deferred premiums of $25,656,000.

Deferred Financial Assets ($ thousands)
Fair value of financial instruments
Deferred financial assets as at December 31, 2005	$49,874
Deferred financial credits as at December 31, 2005	(57,368)
Change in fair value - other financial contracts (1)	80,980
Amortization of deferred financial assets (2)	(49,874)
$23,612
(1) Changes in the fair value of financial contracts that do not qualify for hedge accounting are taken into income during the period as other financial contracts and reflected as an increase or decrease in the deferred financial asset or liability.
(2) Represents the amortization of the fair value of financial contracts on December 31, 2005 for which hedge accounting is no longer applied. These deferred financial assets are fully amortized at December 31, 2006.

The following table summarizes the income statement effects of other financial contracts:

Other Financial Contracts ($ thousands)	2006	2005
Change in fair value	$(80,980)	$(35,823)
Amortization of deferred financial assets	49,874	3,144
Realized cash costs, net	34,332	115,343
Other financial contracts	$3,226	$82,664

During the year ended December 31, 2006, the Fund realized cash costs of $nil from commodity financial contracts that qualified as hedges compared to cash costs of $27,256,000 (net gains and losses) during 2005.

3. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	2006	2005
Property, plant and equipment	$5,855,511	$5,306,137
Accumulated depletion, depreciation and accretion	(2,129,414)	(1,655,810)
Net property, plant and equipment	$3,726,097	$3,650,327

Capitalized development G&A of $14,111,000 (2005 - $11,571,000) is included in PP&E and the depletion and depreciation calculation includes future capital costs of $472,567,000 (2005 - $464,423,000) included in our reserve reports. Excluded from PP&E for the depletion and depreciation calculation is $81,183,000 (2005 - $61,795,000) related to the Joslyn development project that has not commenced commercial production.

An impairment test calculation was performed on a country by country basis on the PP&E values at December 31, 2006 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Fund’s PP&E.

The following table outlines benchmark prices and the exchange rate used in the impairment tests for both Canadian and U.S. cost centres at December 31, 2006:

Year	WTI Crude Oil(1) US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude(1) CDN$/bbl	Natural Gas 30 day spot @ AECO(1) CDN$/Mcf
2007	$65.73	$0.87	$74.10	$7.72
2008	68.82	0.87	77.62	8.59
2009	62.42	0.87	70.25	7.74
2010	58.37	0.87	65.56	7.55
2011	55.20	0.87	61.90	7.72
Thereafter	+ 2.0%	0.87	+ 2.0%	+ 2.0%
(1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to the Fund

4. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Fund’s net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Fund has estimated the net present value of its total asset retirement obligations to be $123,619,000 at December 31, 2006 compared to $110,606,000 at December 31, 2005 based on a total liability of $436,663,000 and $422,045,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2036 and 2045. To calculate the present value of the asset retirement obligations for 2006 the Fund used a weighted credit-adjusted rate of approximately 6.3% and an inflation rate of 2.0%, the same as for 2005. Settlements during the year approximated our estimates and as a result, no gains or losses were recognized.

Following is a reconciliation of the asset retirement obligations:

($ thousands)	2006	2005
Asset retirement obligations, beginning of year	$110,606	$105,978
Changes in estimates	12,757	8,764
Acquisition and development activity	5,574	6,791
Dispositions	(45)	(9,413)
Asset retirement obligations settled	(11,514)	(7,829)
Accretion expense	6,241	6,315
Asset retirement obligations, end of year	$123,619	$110,606

5. PROPERTY ACQUISITIONS

Assets of Sleeping Giant LLC (“Sleeping Giant”)

On October 4, 2005 the Fund acquired all ownership interests and retired the debt of Sleeping Giant, a private U.S. company holding additional working interests in certain properties of Lyco Energy Corporation for total cash consideration of $111,914,000 which was financed through existing credit facilities. The fair value of this consideration was allocated to cash and positive working capital assumed of $5,754,000 and PP&E of $106,160,000. This acquisition has been accounted for as an asset acquisition. The operating results of Sleeping Giant subsequent to October 4, 2005 are included in the Fund’s consolidated financial statements.

6. CORPORATE ACQUISITIONS

The allocation to the fair value of the assets acquired and liabilities assumed plus the future income tax cost are summarized as follows:

($ thousands)	2005 Lyco	2005 TriLoch
Property, plant and equipment	$506,379	$77,786
Goodwill (with no tax base)	179,019	18,450
Future income taxes	(179,019)	(18,450)
	506,379	77,786
Cash	27,231	-
Non-cash working capital deficiency	(31,664)	(399)
Net assets acquired	$501,946	$77,387

Goodwill is comprised of the following:

Goodwill ($ thousands)	2006	2005
Balance, beginning of year	$221,234	$29,082
Lyco acquisition	-	179,019
TriLoch acquisition	-	18,450
Foreign exchange (1)	344	(5,317)
Balance, end of year	$221,578	$221,234
(1) The foreign exchange results from the translation of Lyco goodwill at the period end rate.

Lyco Energy Corporation (“Lyco”)

On August 30, 2005 the Fund acquired all the outstanding common shares and retired the debt including all outstanding mandatorily redeemable preferred shares of Lyco, a private U.S. company operating in the states of Montana and North Dakota. Total consideration was approximately $501,946,000, and the Fund assumed a net working capital deficiency of $4,433,000. Goodwill of $179,019,000 was recorded based on the excess of the consideration paid over the value assigned to the identifiable assets and liabilities including the future income tax liability. The acquisition, which was financed through an equity offering and available credit facilities, has been accounted for using the purchase method of accounting for business combinations. Results from the operations of Lyco subsequent to August 30, 2005 are included in the Fund’s consolidated financial statements.

TriLoch Resources Inc. (“TriLoch”)

On July 1, 2005 the Fund acquired all the outstanding common shares of TriLoch, a public Alberta corporation operating in southern Alberta, in exchange for 1,632,516 trust units of the Fund with a recorded value of $69,088,000. The trust unit value was based on the weighted average price of the Fund’s trust units on the Toronto Stock Exchange during the five day trading period surrounding the announcement of the TriLoch transaction. Total consideration was $77,387,000 consisting of units, deal costs and the retirement of TriLoch’s bank indebtedness. The Fund also assumed a working capital deficiency of $399,000. Goodwill of $18,450,000 has been recorded as a result of the excess of the consideration paid over the value allocated to the identifiable assets and liabilities including the future income tax liability. This acquisition has been accounted for using the purchase method of accounting for business combinations. Results from the operations of TriLoch subsequent to July 1, 2005 are included in the Fund’s consolidated financial statements.

7. LONG-TERM DEBT

($ thousands)	2006	2005
Bank credit facilities (a)	$348,520	$328,632
Senior notes (b)
US$175 million (issued June 19, 2002)	268,328	268,328
US$54 million (issued October 1, 2003)	62,926	62,958
Total long-term debt	$679,774	$659,918

(a) Unsecured Bank Credit Facility

Enerplus has an $850,000,000 unsecured covenant based three year term facility and has the ability to extend the facility each year or repay the entire balance at the end of the three year term. During 2006, the facility was extended until November 2009. At December 31, 2006, Enerplus had available credit of $501,480,000 under this facility. The facility is extendible each year with a bullet payment required at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 55.0 and 110.0 basis points over bankers’ acceptance rates, depending on Enerplus’ ratio of senior debt to earnings before interest, taxes and non-cash items. The effective interest rate on the facility for the year ended December 31, 2006 was 4.8% (2005 - 3.4%).

(b) Senior Unsecured Notes

On October 1, 2003 Enerplus issued US$54,000,000 senior unsecured notes that mature October 1, 2015. The notes have a coupon rate of 5.46% priced at par with interest paid semi-annually on April 1 and October 1 of each year. Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015. Costs incurred in connection with issuing the notes in the amount of $475,000 are classified as deferred charges on the balance sheet and are being amortized as a part of depletion, depreciation, amortization and accretion (“DDA&A”) over the term of the notes. At December 31, 2006, the amount remaining to be amortized associated with these costs was $346,000 (2005 - $386,000). The notes are subject to fluctuations in foreign exchange rates.

On June 19, 2002 Enerplus issued US$175,000,000 senior unsecured notes that mature June 19, 2014. The notes have a coupon rate of 6.62% priced at par, with interest paid semi-annually on June 19 and December 19 of each year. Principal payments are required in five equal installments beginning June 19, 2010 and ending June 19, 2014. Costs incurred in connection with issuing the notes in the amount of $1,892,000 are classified as deferred charges on the balance sheet and are being amortized to DDA&A over the term of the notes. At December 31, 2006, the amount remaining to be amortized was $1,177,000 (2005 - $1,335,000). Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a cross currency swap with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers’ acceptances, plus 1.18%.

The bank credit facility and the senior notes (the “Combined Facilities”) are the legal obligation of EnerMark Inc. and are guaranteed by its subsidiaries. Payments with respect to the Combined Facilities have priority over payments to the Fund and over claims of and future distributions to the unitholders. However, unitholders have no direct liability beyond their equity investment should cash flow be insufficient to repay the Combined Facilities.

8. FUND CAPITAL

(a) Unitholders’ Capital

Trust Units

Authorized: Unlimited number of trust units

(thousands)	2006		2005
Issued:	Units	Amount	Units	Amount
Balance before Contributed Surplus, beginning of year	117,539	3,407,567	104,124	$2,826,641
Issued for cash:
Pursuant to public offerings	4,370	240,287	10,638	466,885
Pursuant to rights plans	640	22,974	805	24,737
Trust unit rights incentive plan (non-cash) - exercised	-	3,065	-	4,629
DRIP*, net of redemptions	602	32,928	339	15,613
Issued for acquisition of corporate and property interests (non-cash)	-	-	1,633	69,062
	123,151	3,706,821	117,539	3,407,567
Contributed Surplus (Trust Unit Rights Plan)	-	6,305	-	3,047
Balance, end of year	123,151	$3,713,126	117,539	$3,410,614
* Distribution Reinvestment and Unit Purchase Plan

Contributed surplus ($ thousands)	2006	2005
Balance, beginning of year	$3,047	$4,636
Trust unit rights incentive plan (non-cash) - exercised	(3,065)	(4,629)
Trust unit rights incentive plan (non-cash) - expensed	6,323	3,040
Balance, end of year	$6,305	$3,047

On March 20, 2006 the Fund closed an equity offering of 4,370,000 units at a price of $58.00 per unit for gross proceeds of $253,460,000 ($240,287,000 net of issuance costs).

On August 9, 2005 the Fund completed a Canadian equity offering of 10,637,500 subscription receipts at a price of $46.25 per subscription receipt for gross proceeds of $491,984,000 ($466,885,000 net of issuance costs). The subscription receipts were exchanged for an equal number of trust units on August 30, 2005 upon the closing of the Lyco transaction.

On July 1, 2005 the Fund issued 1,632,516 trust units pursuant to the acquisition of TriLoch valued at $42.32 per trust unit, being the weighted average trading price of the Fund’s trust units on the Toronto Stock Exchange during the five day trading period surrounding the announcement of the TriLoch transaction, for a recorded value of $69,088,000 ($69,062,000 net of issuance costs).

Pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”), Canadian unitholders are entitled to reinvest cash distributions in additional trust units of the Fund. Trust units are issued at 95% of the weighted average market price on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date without service charges or brokerage fees. Eligible unitholders are also entitled to make optional cash payments to acquire additional trust units; however, the 5% discount does not apply.

Trust units are redeemable by unitholders at approximately 85% of the current market price. Redemptions are limited to $500,000 during any rolling two calendar months. Redemption requests in excess of $500,000 can be paid using investments of the Fund or a non-interest bearing instrument.

(b) Trust Unit Rights Incentive Plan

As at December 31, 2006 a total of 3,079,000 rights issued pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) were outstanding at an average exercise price of $48.53. This represents 2.5% of the total trust units outstanding of which 809,000 rights, with an average exercise price of $39.81, were exercisable. Under the Rights Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter, may result in a reduction in the exercise price of the rights. Results for the year ended December 31, 2006 reduced the exercise price of the outstanding rights by $2.02 per trust unit of which a $0.51 reduction is effective January 2007 and a $0.50 reduction is effective April 2007. Plan members have the choice to exercise rights using the original exercise price or a reduced strike price. In certain circumstances, it may be more advantageous to use the original exercise price as it could effectively lower the plan member’s tax rate on the transaction.

The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

	2006	2005
Dividend yield	9.26%	8.97%
Right’s exercise price reduction	$1.61	$1.43
Volatility	25.61%	21.46%
Risk-free interest rate	4.13%	3.70%
Forfeiture rate	2.80%	4.60%

The fair value of the rights granted under the plan during 2006 ranged between 12% and 14% (2005 - 9% and 10%) of the underlying market price of a trust unit on the grant date.

During the year the Fund expensed $6,323,000 or $0.05 per unit (2005 - $3,040,000 or $0.03 per unit) of unit based compensation expense using the fair value method. The remaining future fair value of the rights of $10,113,000 at December 31, 2006 (2005 - $6,380,000) will be recognized in earnings over the remaining vesting period of the rights. Activity for the rights issued pursuant to the Rights Plan is as follows:

	2006		2005
	Number of Rights (000’s)	Weighted Average Exercise Price(1)	Number of Rights (000’s )	Weighted Average Exercise Price(1)
Trust unit rights outstanding
Beginning of year	2,621	$42.80	2,401	$34.33
Granted	1,473	54.49	1,125	53.07
Exercised	(640)	35.94	(805)	30.72
Cancelled	(375)	46.35	(100)	37.15
End of year	3,079	48.53	2,621	42.80
Rights exercisable at the end of the year	809	$39.81	643	$32.46
(1) Exercise price reflects grant prices less reduction in strike price discussed above.

The following table summarizes information with respect to outstanding rights as at December 31, 2006. Rights vest between one and three years and expire between four and six years.

Rights Outstanding at December 31, 2006 (000’s)	Original Exercise Price	Exercise Price after Price Reductions	Expiry Date December 31	Rights Exercisable at December 31, 2006 (000’s	)
10	$24.50	$18.41	2007	10
1	26.40	20.43	2008	1
38	26.09	20.33	2008	38
6	27.70	22.14	2009	6
23	33.00	27.75	2009	23
19	36.00	31.13	2009	19
192	37.62	33.14	2009	192
14	40.70	36.61	2010	1
30	37.25	33.53	2010	8
58	38.83	35.51	2010	40
387	40.80	37.83	2010	208
80	45.55	42.90	2011	9
92	44.86	42.56	2011	16
143	49.75	47.85	2011	46
566	56.93	55.44	2011	192
178	56.55	55.54	2012	-
436	54.21	53.70	2012	-
320	56.00	56.00	2012	-
486	52.90	52.90	2012	-
3,079	$50.10	$48.53		809

(c) Basic and Diluted per Trust Unit Calculations

Net income per trust unit has been determined based on the following:

(thousands)	2006	2005
Weighted average units	121,588	109,083
Dilutive impact of rights	270	288
Diluted trust units	121,858	109,371

No rights were excluded in calculating the weighted average number of diluted units for the year ended December 31, 2006. In 2005 we excluded 132,511 rights because their exercise price was greater than the annual average unit market price of $48.08. During the last two years, outstanding rights were the only potential dilutive instrument.

9. INCOME TAXES

(a) Enerplus Resources Fund

The Fund is an inter-vivos trust for income tax purposes. As such, the Fund’s income that is not allocated to the Fund’s unitholders is taxable. The Fund intends to allocate all income to unitholders.

For 2006, the Fund had taxable income of $588,000,000 (2005 - $451,000,000) or $4.81 per trust unit (2005 - $4.05 per trust unit). Taxable income of the Fund is comprised of dividend, royalty, interest and partnership income, less deductions for Canadian oil and gas property expense (“COGPE”) and trust unit issue costs.

The amounts of COGPE and issue costs remaining in the Fund at December 31, 2006 are $466,700,000 and $35,543,000 respectively (2005 - $466,700,000 and $40,109,000).

Proposed Tax on Income Trusts

On October 31, 2006, the Federal Government announced a new tax on publicly traded flow through entities including Enerplus. The tax would be applicable beginning in 2011 at the rate of 31.5% provided that Enerplus does not exceed the guidance provided on normal growth. Enerplus can issue up to $7.5 billion of new equity before 2011 without exceeding the guidance on normal growth. In addition, we understand that a trust will be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour equity limits.

At the present time, the proposed changes to tax legislation are not substantively enacted. Further, the timing of the enactment or the exact content of the proposed changes is difficult to predict. Therefore, no amounts in respect of this matter are reflected in the future tax liability presented on the balance sheet.

If substantively enacted, the Fund would be treated as a taxable entity resulting in the recording of future income tax assets and liabilities. Enerplus’ future tax liability would be adjusted to include differences between the accounting and tax bases of the trust’s assets and liabilities at the substantively enacted tax rates.

(b) Corporate Subsidiaries

The future income tax liability on the balance sheet arises as a result of the following temporary differences:

($ thousands)	Canadian	Foreign	2006 Total
Excess of net book value of property, plant and equipment over the underlying tax bases	$179,770	$183,081	$362,851
Asset retirement obligations	(37,667)	-	(37,667)
Deferred hedging and other	6,963	(807)	6,156
Future income tax liability	$149,066	$182,274	$331,340

($ thousands)	Canadian	Foreign	2005 Total
Excess of net book value of property, plant and equipment over the underlying tax bases	$302,610	$183,355	$485,965
Asset retirement obligations	(37,976)	-	(37,976)
Deferred hedging and other	(1,925)	(3,094)	(5,019)
Future income tax liability	$262,709	$180,261	$442,970

The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ thousands)	2006	2005
Income before taxes	$454,377	$456,619
Computed income tax expense at the enacted rate of 34.88% (38.01% for 2005)	$158,487	$173,564
Increase (decrease) resulting from:
Net income attributed to the Fund	(197,694)	(172,463)
Non-deductible crown royalties	11,878	30,652
Resource allowance	(11,998)	(37,047)
Amended returns and pool balances	(21,446)	16,544
Change in tax rate	(35,500)	-
Other	2,475	6,842
	$(93,798)	$18,092

Future income tax (recovery)/expense	$(112,034)	$15,328
Current tax	$18,236	$2,764

The breakdown of our current and future income tax balances between our Canadian and Foreign operations is as follows:

For the year ended December 31, 2006 ($ thousands)	Canadian	Foreign	Total
Future income (recovery)/expense	$(113,643)	$1,609	$(112,034)
Current income tax	-	18,236	18,236

For the year ended December 31, 2005 ($ thousands)	Canadian	Foreign	Total
Future income expense	$8,708	$6,620	$15,328
Current income tax	-	2,764	2,764

10. FINANCIAL INSTRUMENTS

The Fund’s financial instruments presented on the balance sheet consist of cash, accounts receivable, deferred financial assets, other current assets, other assets, accounts payable, distributions payable to unitholders, deferred credits and long-term debt.

The carrying value of cash, accounts receivable, deferred financial assets, other assets, current liabilities and the outstanding bank credit facility balances approximate their fair value. Other current assets are comprised of prepaid expenses and marketable securities and other assets are comprised of long-term investments. Marketable securities and long-term investments are carried on the balance sheet at the lower of cost and fair value. The fair value of the marketable securities at December 31, 2006 exceeded the cost of these securities by $14,493,000. The book value of other assets at December 31, 2006 of $48,700,000 was lower than the fair value of these assets by $3,231,000.

The Fund carried US$54,000,000 of fixed rate debt. In addition, it carried US$175,000,000 of fixed rate debt that was converted to CDN$268,328,000 floating rate debt through a cross-currency swap with a syndicate of financial institutions. At December 31, 2006 the fair value of the senior unsecured notes was $62,990,000 (for the US$54,000,000 notes) and $208,217,000 (for the US$175,000,000 notes), see Note 7.

The estimated fair values have been determined based on available market information and appropriate valuation methods. The actual amounts realized may differ from these estimates.

(a) Credit Risk

Most of the Fund’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Fund manages this credit risk by entering into sales contracts with only credit-worthy counterparties and reviewing its exposure to individual entities on a regular basis. The Fund is also exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments. This credit risk is managed by the Fund by selecting financially sound counterparties.

In 2006, approximately 15% of the Fund’s oil and gas sales were made to a AA+ rated counterparty.

(b) Interest Rate Risk

The Fund is exposed to movements in interest rates. Long-term debt is comprised of both variable rate bank facilities and fixed rate senior notes. The Fund monitors the interest rate forward market and through the use of interest rate swaps along with the fixed-rate notes has fixed the interest rate on approximately 20% of its debt. See part (d) below.

(c) Currency Risk

The Fund is exposed to fluctuations in foreign currency as a result of its U.S. operations and the issuance of senior unsecured notes denominated in U.S. dollars. Through the use of a financial swap, the exposure on our US$175,000,000 senior unsecured notes has been converted to Canadian dollar debt. As well, the Fund has indirect exposure to fluctuations in foreign currency as crude oil sales and a portion of natural gas sales are based on U.S. dollar indices. We have not entered into any foreign currency derivatives with respect to oil and natural gas sales.

(d) Derivative Financial Instruments

The Fund uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at December 31, 2006 with reference to forward prices and market valuations provided by third party sources.

The fair values of derivative financial instruments are as follows:

Interest Rate Swaps

The Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 4.10% to 4.61% before banking fees that are expected to range between 0.55% and 1.10%. These interest rate swaps mature between January 2007 and January 2012. The fair value of the $75,000,000 interest rate swaps as at December 31, 2006 represents an unrealized cost of $673,000. These swaps have been designated as a cash flow hedge for accounting purposes.

Cross Currency Interest Rate Swap

The fair value of the cross currency interest rate swap related to the US$175,000,000 senior unsecured notes as at December 31, 2006 represents an unrealized cost of $65,002,000 whereas the fair value of the underlying debt instrument as at December 31, 2006 represents an unrealized gain of $60,111,000. The cross currency swap has been designated as a fair value hedge for accounting purposes.

Crude Oil Instruments

Enerplus has entered into the following financial option contracts to reduce the impact of a downward movement in crude oil prices. The net premium cost of the crude oil instruments entered into as of December 31, 2006 is $20,108,000.

The following table summarizes the Fund’s crude oil risk management positions at February 13, 2007:

		WTI US$/bbl
	Daily Volumes bbls/day	Purchased Put	Fixed Price and Swaps
Term
January 1, 2007 - December 31, 2007
Put	5,000	$71.00	-
Put	2,500	$68.00	-
Put (1)	2,500	$65.70	-
Swap (1)	2,500	-	$66.24
(1) Financial contracts entered into during the fourth quarter of 2006.

Natural Gas Instruments

Enerplus has physical and financial contracts in place on its natural gas production as described below. The net premium cost of the natural gas instruments entered into as of December 31, 2006 is $5,548,000.

The following table summarizes the Fund’s natural gas risk management positions at February 13, 2007:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps
Term
January 1, 2007 - March 31, 2007
Collar	6.6	$11.45	$9.00	-	-
Collar (1)	9.5	$9.50	$7.00	-	-
Collar (1)	9.5	$10.66	$7.00	-	-
Costless Collar	6.6	$11.45	$7.70	-	-
Put (1)	6.6	-	$7.50	-	-
Put (1)	4.7	-	$7.39	-	-
January 1, 2007 - June 30, 2007
Put (1)	4.7	-	$7.50	-	-
April 1, 2007 - October 31, 2007
Collar	6.6	$10.02	$7.50	-	-
Collar	6.6	$9.00	$7.50	-	-
Collar (1)	9.5	$9.10	$7.10	-	-
Collar (1)	9.5	$9.15	$7.14	-	-
Collar (1)	9.5	$9.50	$7.20	-	-

Costless Collar (2)	4.7	$8.02	$7.17	-	-
Costless Collar (2)	4.7	$8.23	$7.28	-	-
Costless Collar (2)	4.7	$8.20	$7.50
3-Way option (1)	4.7	$9.50	$7.75	$5.49	-
Put (1)	4.7	-	$7.28	-	-
Swap (1)	6.6	-	-	-	$7.60
Swap (1)	4.7	-	-	-	$7.33
Swap (1)	2.4	-	-	-	$7.84
Swap (1)	2.4	-	-	-	$7.96
Swap (2)	7.1	-	-	-	$7.17
Swap (2)	2.4	-	-	-	$7.70
Swap (2)	2.4	-	-	-	$7.53
Swap (2)	2.4	-	-	-	$8.35
November 1, 2007 - March 31, 2008
Collar (1)	2.4	$9.95	$8.00	-	-
3-Way option (1)	4.7	$10.50	$8.20	$5.70	-
Swap (1)	4.7	-	-	-	$8.70
2007 - 2010
Physical (escalated pricing)	2.0	-	-	-	$2.52
(1) Financial contracts entered into during the fourth quarter of 2006.
(2) Financial contracts entered into during the first quarter of 2007.

Electricity Instrument

The Fund has entered into electricity swap contracts that fix the price of electricity. These contracts have been designated as cash flow hedges and the fair value of these instruments as at December 31, 2006 represents an unrealized gain of $1,494,000. Proceeds or costs realized from the electricity contracts are recognized as operating costs.

The following table summarizes the Fund’s electricity management positions at February 13, 2007:

Term	Volumes MWh	Price CDN$/MWh
January 1, 2007 - December 31, 2007	5.0	$61.50
January 1, 2007 - December 31, 2007	4.0	$62.90
January 1, 2008 - September 30, 2008	4.0	$63.00

The Fund did not enter into any new electricity contracts in the fourth quarter of 2006.

11. COMMITMENTS AND CONTINGENCIES

(a) Pipeline Transportation

Enerplus has contracted to transport natural gas with various pipelines totaling 35.3 MMcf/day until 2008; of this amount 5 MMcf/day extends until 2015. Enerplus also has a contract to transport a minimum of 2,480 bbls/day of crude oil from the field to suitable marketing sales points until 2010.

(b) Oil Sands Lease #24

The Fund's acquisition of a working interest in the Joslyn project included the assumption of a proportionate share of certain contingent project debt. Effectively, this debt is comprised of principal of $3,150,000 plus accrued interest to December 31, 2006 of $1,379,000. Interest is accrued at the Bank of Canada prime business rate and is not compounded. The debt is contingent on attaining certain production hurdles with respect to development of the project. As it is still too early to determine if these hurdles will be satisfied, no portion of the contingent debt has been accrued for in the consolidated financial statements.

(c) Office Lease

Enerplus has office lease commitments for both its Canadian and U.S. operations that expire between November 2009 and January 2011. Annual costs of these lease commitments, which include rent and operating fees, amount to approximately $6,700,000.

(d) Guarantees

(i) Corporate indemnities have been provided by the Fund to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with the Fund and its subsidiaries and/or affiliates, subject to certain restrictions. The Fund has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of the Fund’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(ii) The Fund may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Fund from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

Enerplus has the following minimum annual commitments including long-term debt:

		Minimum Annual Commitment Each Year					Total Committed after 2011
($ thousands)	Total	2007	2008	2009	2010	2011
Bank credit facility	$348,520	$-	$-	$348,520	$-	$-	$-
Senior unsecured notes	331,254	-	-	-	53,666	66,251	211,337
Pipeline commitments	28,543	6,364	5,788	2,952	2,444	2,275	8,720
Office lease	20,917	6,745	6,828	6,702	592	50	-
Total commitments	$729,234	$13,109	$12,616	$358,174	$56,702	$68,576	$220,057

In addition, the Fund is involved in claims and litigation arising in the normal course of business. The resolution of these claims is uncertain and there can be no assurance they will be resolved in favour of the Fund; however, management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

12. GEOGRAPHICAL INFORMATION

As at December 31, 2006 ($ thousands)	Canada	U.S.	Total
Oil and gas revenue	$1,323,631	$271,693	$1,595,324
Capital assets	3,101,277	624,820	3,726,097
Goodwill	47,532	174,046	221,578

As at December 31, 2005 ($ thousands)	Canada	U.S.	Total
Oil and gas revenue	$1,471,473	$79,096	$1,550,569
Capital assets	3,054,078	596,249	3,650,327
Goodwill	47,532	173,702	221,234

13. EVENTS SUBSEQUENT TO DECEMBER 31, 2006

On January 31, 2007, Enerplus closed the acquisition of gross overriding royalty (“GORR”) interests in the Jonah natural gas field in Wyoming for total consideration of US$52,000,000 (CDN$60,000,000). The full amount of the purchase price will be recorded to PP&E in 2007. This represents a GORR of approximately 0.5% on about 650 producing natural gas wells in the Jonah field.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Fund’s consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Fund’s consolidated statements differ from United States GAAP (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net income as reported:

($ thousands)	2006	2005
Net income as reported in the Consolidated
Statement of Income - Canadian GAAP	$544,782	$432,041
Adjustments
Depletion, depreciation, amortization and accretion (Note (a))	74,391	57,050
Amortization of financial derivative deferred charges (Note (b))	-	3,143
Unrealized gain (loss) on cross-currency and interest rate swap (Note (b))	1,245	(4,049)
Capitalized interest (Note (c))	3,436	-
Compensation expense (Note (d))	(2,237)	(19,732)
Income tax expense of above adjustments, including expense due to change in tax rates of $35,016 for 2006 (2005 - recovery of $2,548)	(58,234)	(16,540)
Net income before cumulative effect of change in accounting principle - U.S. GAAP	563,383	451,913
Cumulative effect of adoption of SFAS 123R (Note (d))	-	1,753
Net income - U.S. GAAP	563,383	453,666
Change in fair value of cash flow hedges, net of tax of $14,595 (2005 - $26,540 net of tax of $9,064) (Note (b))	35,287	(17,476)
Change in fair value of available for sale securities, net of tax of $1,998 (2005 - $9,229 net of tax of $3,139) (Note (e))	4,829	6,090
Change in cumulative translation adjustment (Note (g))	6,589	(15,568)
Comprehensive income	$610,088	$426,712
Net income per trust unit before cumulative change in accounting principle
Basic	$4.63	$4.14
Diluted	$4.62	$4.13
Cumulative effect of change in accounting principle
Basic	$-	$0.02
Diluted	$-	$0.02
Net income per trust
Basic	$4.63	$4.16
Diluted	$4.62	$4.15
Weighted average number of trust units outstanding
Basic	121,588	109,083
Diluted	121,860	109,371

Deficit:
Balance, beginning of year - U.S. GAAP	$(3,551,509)	$(2,366,709)
Net income - U.S. GAAP	563,383	453,666
Change in redemption value (Note (f))	586,876	(1,140,261)
Cash distributions	(614,340)	(498,205)
Balance, end of year - U.S. GAAP	$(3,015,590)	$(3,551,509)

Accumulated other comprehensive income (loss):
Balance, beginning of year - U.S. GAAP	$(40,772)	$(13,818)
Change in fair value of cash flow hedges and available for sale securities, net of tax	40,116	(11,386)
Change in cumulative translation adjustment	6,589	(15,568)
Balance, end of year - U.S. GAAP	$5,933	$(40,772)

Reconciliation of Accumulated Other Comprehensive Income (loss):

As at December 31 ($ thousands)	2006	2005
Fair Value of Derivatives Designated as Cash Flow Hedges:
Interest rate swaps	$(673)	$(206)
Natural gas instruments	-	(36,553)
Crude oil instruments	-	(13,321)
Electricity swaps	1,494	1,019
	$821	$(49,061)
Other items:
Unrealized gain on available for sale securities	17,724	10,898
Cumulative translation adjustment	(8,979)	(15,568)
Deferred income taxes	(3,633)	12,959
Accumulated other comprehensive income (loss)	$5,933	$(40,772)

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

($ thousands)	Canadian GAAP	Increase (Decrease )	U.S. GAAP
December 31, 2006
Assets:
Other current assets (Note (e))	$6,715	$14,493	$21,208
Property, plant and equipment, net (Note (a)(c))	3,726,097	(634,553)	3,091,544
Other Assets (Note (e))	50,224	3,231	53,455

Liabilities:
Deferred credits/Financial derivative liabilities (Note (b))	$-	$64,181	$64,181
Trust unit rights liability (Note (d))	-	14,298	14,298
Long-term debt (Note (b))	679,774	(60,111)	619,663
Future income taxes/Deferred income taxes	331,340	(197,576)	133,764
Unitholders’ mezzanine equity (Note (f))	-	5,305,098	5,305,098

Unitholder’s Equity:
Unitholders’ capital (Note (f))	$3,706,821	$(3,706,821)	$-
Contributed surplus (Note (d))	6,305	(6,305)	-
Deficit (Note (f))	(971,085)	(2,044,505)	(3,015,590)
Accumulated other comprehensive income (loss) (Note (b)(e)(g))	-	5,933	5,933
Cumulative translation adjustment (Note (g))	(8,979)	8,979	-
December 31, 2005
Assets:
Total current assets (Note (b)(e))	$257,341	$(38,977)	$218,364
Property, plant and equipment, net (Note (a))	3,650,327	(712,380)	2,937,947

Liabilities:
Deferred credits/Financial derivative liabilities (Note (b))	$57,368	$61,626	$118,994
Trust unit rights liability (Note (d))	-	20,654	20,654
Long-term debt (Note (b))	659,918	(56,303)	603,615
Future income taxes/Deferred income taxes	442,970	(272,403)	170,567
Unitholders’ mezzanine equity (Note (f))	-	5,580,869	5,580,869

Unitholder’s Equity:
Unitholders’ capital (Note (f))	$3,407,567	$(3,407,567)	$-
Contributed surplus (Note (d))	3,047	(3,047)	-
Deficit (Note (f))	(901,527)	(2,649,982)	(3,551,509)
Accumulated other comprehensive income (loss) (Note (b)(e)(g))	-	(40,772)	(40,772)
Cumulative translation adjustment (Note (g))	(15,568)	15,568	-

(a) Property, Plant and Equipment and Depletion, Depreciation, Amortization and Accretion

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proved reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproved properties. Under Canadian GAAP, an impairment loss exists when the carrying amount of the Fund’s PP&E exceeds the estimated undiscounted future net cash flows associated with the Fund’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Fund’s proved and probable reserves are charged to income. The application of the impairment tests under Canadian and U.S. GAAP did not result in a write-down of capitalized costs in either 2006 or 2005.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for DDA&A will differ in subsequent years. Historically the Fund’s U.S. GAAP ceiling test write-downs have exceeded the Canadian GAAP write-downs. As a result, U.S. GAAP DDA&A charges are lower than Canadian GAAP DDA&A charges.

A U.S. GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices and costs.

For the year ended December 31, 2006, DDA&A calculated under U.S. GAAP was $74,391,000 ($52,542,000 net of tax) lower than DDA&A calculated under Canadian GAAP. For the year ended December 31, 2005, DDA&A calculated under U.S. GAAP was $57,050,000 ($37,659,000 net of tax) lower than DDA&A calculated under Canadian GAAP.

(b) Derivative Instruments and Hedging

Effective January 1, 2004, the Fund prospectively adopted CICA Accounting Guideline - 13 “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments”. As a result of this adoption, derivative financial instruments not designated as hedges receive the same treatment under both Canadian and U.S. GAAP. Upon adoption of AcG-13, deferred credits and deferred charges of $21,015,000 were recognized representing the fair value of derivative financial instruments in place as of January 1, 2004 that did not qualify for hedge accounting. These deferred charges were amortized over the life of the financial instruments for Canadian GAAP and were equal to the aggregate of U.S. GAAP gains and losses incurred on these instruments prior to January 1, 2004. During 2005, the remaining $3,143,000 ($2,074,000 net of tax) of the deferred charges were amortized to income resulting in a U.S. GAAP difference.

Under Canadian GAAP, disclosure of the fair value of derivative financial instruments that qualify for hedge accounting is required with no effect on assets, liabilities or net income. Under U.S. GAAP, all derivative instruments are recognized on the balance sheet as either an asset or liability measured at fair value. Changes in the fair value are recognized in earnings unless specific hedge criteria are met.

Cash Flow Hedges
Under U.S. GAAP changes in the fair value of derivatives that are designated as cash flow hedges are recognized in earnings in the same period as the hedged item. The effective portion of the change in fair value is recognized in other comprehensive income with any ineffectiveness recognized in net income.

A U.S. GAAP difference exists as the Fund’s certain interest rate and electricity swaps are designated as cash flow hedges under Canadian and U.S. GAAP.

Effective December 31, 2005 the Fund stopped designating commodity financial contracts as cash flow hedges in accordance with CICA AcG-13, “Hedging Relationships”. As a result of this change, a deferred credit and deferred financial asset of $49,874,000 were recognized representing the fair value of these financial contracts. The deferred asset was amortized to income during 2006 over the remaining term of the contracts. Under U.S. GAAP, the fair value these contracts was recorded on the balance sheet at fair value with the offset recorded in accumulated other comprehensive income as at December 31, 2005. The amount recognized in accumulated other comprehensive income will be reclassified to earnings in the same period as the corresponding gains or losses associated with the hedged item. In 2006, $49,874,000 was reclassified from accumulated other comprehensive income to earnings.

Fair Value Hedges
For derivative instruments designated as fair value hedges under U.S. GAAP, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value. The change in fair value of both items is reflected in earnings.

A U.S. GAAP difference exists as the Fund’s cross-currency and interest rate swap is designated as a fair value hedge under Canadian GAAP and U.S. GAAP.

(c) Interest Capitalization
U.S. GAAP requires interest cost to be capitalized for development projects that have not reached commercial production. A U.S. GAAP difference exists as there is not a similar requirement under Canadian GAAP. For the year ended December 31, 2006 the Fund capitalized interest of $3,436,000 ($2,431,000 net of tax) (2005 - nil) related to projects under development.

(d) Unit-based Compensation

On January 1, 2005 the Fund adopted Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment” using the modified prospective application of this standard and adopted the fair value method of accounting for all rights granted under the rights plan. In 2003 and 2004 the Fund accounted for the rights plan using the intrinsic method. As a result of this change, on January 1, 2005 the Fund recorded a trust unit rights liability of $12,208,000 which represented the fair value of all outstanding rights on that date, in proportion to the requisite service period rendered to that date. In addition, contributed surplus was reduced by $13,961,000, representing previously recognized compensation cost for all outstanding rights, and a recovery of $1,753,000 was recorded to cumulative effect of a change in accounting principle.

A U.S. GAAP difference exists as rights granted under our rights plan are considered liability awards for U.S. GAAP and equity awards under Canadian GAAP. The distinction between a liability award and an equity award has an impact on the related accounting treatment.

Under Canadian GAAP rights are accounted for using the fair value method for an equity award. Under this method, the fair value of the right is determined using a binomial lattice option-pricing model on the grant date and is not subsequently remeasured. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the fair value recorded in contributed surplus is recorded to unitholders’ capital.

Under U.S. GAAP rights are accounted for using the fair value method for a liability award. Under this method, the trust unit rights liability is calculated based on the rights fair value determined using a binomial lattice option-pricing model at each reporting date until the date of settlement. Compensation cost for each period is based on the change in the fair value of the rights for each reporting period. When rights are exercised, the proceeds, together with the amount recorded as a trust unit rights liability, are recorded to mezzanine equity.

The following assumptions were used to arrive at the estimate of fair value as at December 31 for each the respective years:

	2006	2005
Dividend yield	9.53%	8.85%
Right’s exercise price reduction	$1.67	$1.49
Volatility	27.88%	21.58%
Risk-free interest rate	3.94%	3.85%
Forfeiture rate	2.80%	4.60%

The weighted average grant date fair value of trust unit rights granted in 2006 was $6.83 per trust unit right (2005 - $5.17). The total intrinsic value of trust unit rights exercised during 2006 was $14,900,000 (2005 - $14,300,000).

As at December 31, 2006, 809,000 trust unit rights were exercisable at a weighted average reduced exercise price of $39.81 with a weighted average remaining contractual term of 3.9 years, giving an aggregate intrinsic value of $9,700,000.

The following chart details the U.S. GAAP differences related to our trust unit rights plan for the years ended December 31, 2006 and 2005.

	2006			2005
	CDN GAAP	U.S. GAAP	Difference	CDN GAAP	U.S. GAAP	Difference
Compensation expense	$6,323,000	$8,560,000	$2,237,000	$3,040,000	$22,772,000	$19,732,000
Contributed Surplus	$6,305,000	$-	$(6,305,000)	$3,047,000	$-	$(3,047,000)
Trust unit rights liability	$-	$14,298,000	$14,298,000	$-	$20,654,000	$20,654,000

(e) Marketable Securities

Under Canadian GAAP the Fund accounts for its marketable securities using the cost method and only discloses the fair value.

Under U.S. GAAP marketable securities that have a readily determinable fair value are considered available for sale and are recorded on the balance sheet at fair value with changes in fair value recognized in comprehensive income.

As at December 31, 2006 available for sale marketable securities included in other current assets had a fair value of $16,758,000 (2005 - $21,713,000) and an amortized cost of $2,265,000 (2005 - $10,815,000), resulting in a gross unrealized holding gain of $14,493,000 (2005 - $10,898,000). Available for sale marketable securities included in other assets had a fair value of $13,231,000 (2005 - nil) and an amortized cost of $10,000,000 (2005 - nil), resulting in a gross unrealized holding gain of $3,231,000 (2005 - nil).

For the year ended December 31, 2006, the unrealized holding gain on available for sale securities included in accumulated other comprehensive income increased by $6,826,000 (2005 - $9,230,000).

For the year ended December 31, 2006, the Fund disposed of available for sale marketable securities for proceeds of $5,154,000 (2005 - $1,539,000) resulting in a gain of $1,425,000 (2005 - $1,158,000) being included in net income. The Fund uses the average cost method in computing realized gains or losses on sale of marketable securities.

Under U.S. GAAP securities whose fair value is not readily determinable, such as investments in private companies, are carried at cost. For the year ended December 31, 2006, the Fund had securities totaling $38,700,000 that were carried at cost (2005 - $5,440,000).

(f) Unitholders’ Mezzanine Equity

U.S. GAAP difference exists as a result of the redemption feature in the Fund’s trust units, which is required for the Fund to retain its Canadian mutual fund trust status. The trust units are redeemable at the option of the holder for approximately 85% of the current trading price. The amount of trust units that are redeemable for cash is limited to $500,000 in any two consecutive months. Any redemption in excess of the limit may be honored with promissory notes or other investments of the Fund. For Canadian GAAP, the trust units are considered to be permanent equity and are presented as unitholders’ capital. Under U.S. GAAP, the redemption feature of the trust units excludes them from classification as permanent equity and results in the trust units being classified as mezzanine equity.

For U.S. GAAP the Fund has recorded unitholders’ mezzanine equity in the amount of $5,305,098,000 for 2006 (2005 - $5,580,869,000), which represents the estimated redemption value of the trust units at 85% of the year-end market price. In addition, the Fund has recognized a deficit of $3,015,590,000 for 2006 (2005- $3,551,509,000) resulting from eliminating unitholders’ capital and replacing it with unitholders’ mezzanine equity at redemption value. Changes in unitholders’ mezzanine equity in excess of trust units issued, net of redemptions, net income and cash distributions in any period are recognized as charges to the deficit.

(g) Cumulative Translation Adjustment

A U.S. GAAP difference exists relating to the cumulative translation adjustment that is generated upon translating the financial statements of the Fund’s U.S. subsidiaries. For Canadian GAAP the cumulative translation adjustment is deferred and included as a separate component of equity. For U.S. GAAP this amount is recognized in comprehensive income.

The Fund’s comprehensive income for the year ended December 31, 2006 includes a net decrease in the cumulative translation adjustment of $6,589,000 (2005 - increase of $15,568,000).

(h) Additional Disclosures Required under U.S. GAAP

i. The components of accounts receivable are as follows:

As at December 31 ($ thousands)	2006	2005
Oil & Gas Sales and Accruals	$111,049	$117,853
Joint Venture	62,311	48,920
Other	3,552	5,070
Less: Allowance for Doubtful Accounts	(1,458)	(1,220)
	$175,454	$170,623

ii. The components of accounts payable are as follows:

As at December 31 ($ thousands)	2006	2005
Contractors and Vendors	$137,539	$151,435
Accrued Liabilities	146,747	165,440
	$284,286	$316,875

iii. Net Oil and Gas Sales

Under U.S. GAAP oil and gas sales are presented net of royalties.

For the year ended December 31 ($ thousands)	2006	2005
Oil and Gas Sales	$1,595,324	$1,550,569
Royalties	(293,161)	(296,983)
Net Oil and Gas Sales	$1,302,163	$1,253,586

iv. Consolidated Cash Flows:

The consolidated statements of cash flows prepared in accordance with Canadian GAAP present operating cash flow before changes in non-cash working capital items. This total cannot be presented under U.S. GAAP.

The following chart details the changes in non-cash working capital:

($ thousands)	2006	2005
Accounts Receivable	$(4,831)	$(62,627)
Other current	20,036	(17,149)
Accounts Payable	(32,589)	137,307
Distributions Payable to Unitholders	2,356	12,924
Other	(472)	(26,263)
Total Change in non-cash working capital	$(15,500)	$44,192

Relating to:
Operating Activities	$(14,321)	$(19,777)
Financing Activities	2,356	12,924
Investing Activities	(3,535)	51,045
	$(15,500)	$44,192

v. Business Combinations:

For our business combinations completed during 2005 U.S. GAAP requires supplemental information on a pro forma basis as though the business combinations had been completed at the beginning of the period. The Fund did not complete any business combinations during 2006.

The following unaudited pro forma results are based on U.S. GAAP revenues, net income and earnings per trust unit adjusted as if the respective business combinations occurred on January 1, 2005. These results are not necessarily indicative of actual results or future performance.

For the year ended December 31, 2005 ($ thousands)	Lyco	TriLoch
Revenues	$1,267,385	$1,167,788
Net Income	$477,840	$455,662
Earnings per trust unit - Basic ($/unit)	$4.13	$4.15
Earnings per trust unit - Diluted ($/unit)	$4.12	$4.14

U.S. Pronouncements

In September 2006 the Financial Accounting Standards Board (“FASB”) issued SFAS 157 - Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The Fund does not expect there to be a material impact on the Consolidated Financial Statements upon adoption of the Statement.

In June 2006 the FASB issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Fund is in the process of assessing the impact of this Interpretation.

In February 2006 the FASB issued SFAS 155 - Accounting for certain hybrid financial instruments. This Statement amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities. The Statement provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. The Statement is effective for all instruments acquired, issued or subject to a re-measurement event occurring in years beginning after September 15, 2006. The Fund does not expect there to be a material impact on the Consolidated Financial Statements upon adoption of the Statement.